Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

01st August, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters dated July 31, 2007 to the Stock Exchanges in India, as per the requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1	Un-audited Financial Results (Standalone) for the first quarter ended 30th June, 2007, Un-audited Consolidated Financial Results for the first quarter ended 30th June, 2007.
2	Media Release dated 31st July, 2007.

Copies of the above letters are enclosed herewith for your information and record.

Very truly yours
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

July 31, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: 1. Un-audited Financial Results for the first quarter ended 30th June, 2007

2. Un-audited Consolidated Financial Results for the first quarter ended 30th June, 2007

Further to our letter dated 16th July, 2007, we enclose herewith

1 Un-audited Financial Results for the first quarter ended 30th June, 2007, and

2 Un-audited Consolidated Financial Results for the first quarter ended 30th June, 2007.

The above financial results were taken on record by the Board of Directors at its meeting held on 31st July, 2007, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

website : www.reliancecommunications.co.in, www.rcom.co.in

Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

RECEIVED

2007 AUG -7 A 3:14

Unaudited Financial Results (Standalone) for the Quarter ended 30th June, 2007

(Rs. in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended	Three months ended	Previous year ended
		30-Jun-07	30-Jun-06	31-Mar-07
		Unaudited	Unaudited	Audited
				See Note - 1
1	**Net Income**	**3,229.69**	2,732.16	11,761.91
	a) Income from Operations	3,228.93	2,718.67	11,725.26
	b) Other Income	0.76	13.49	36.65
2	**Total Expenditure**	**1,926.28**	1,724.67	7,232.88
	a) Access Charges and Licence Fees	902.18	884.07	3,593.64
	b) Network Expenses	248.05	226.72	851.18
	c) Staff Cost	182.39	155.45	684.40
	d) Selling and Distribution Expenses	328.96	324.54	1,399.88
	e) General Administration Expenses	264.70	133.89	703.78
3	**Operating Profit before Finance Charges, Depreciation, Amortisations and Exceptional Items**	**1,303.41**	1,007.49	4,529.03
4	Finance Charges (Net)	10.95	79.48	248.16
5	**Operating Profit before Depreciation, Amortisationand Exceptional Items**	**1,292.46**	928.01	4,280.87
6	Depreciation and Amortisation	415.53	420.99	1,836.12
7	**Operating Profit before Exceptional Items**	**876.93**	507.02	2,444.75
8	Exceptional Items	-	15.00	23.90
9	**Profit before Tax**	**876.93**	492.02	2,420.85
10	Provision for Taxation (including Fring Benefit Tax and Deferred Tax)	39.63	17.85	12.00
11	**Profit after Tax**	**837.30**	474.17	2,408.85
12	Paid-up Share Capital	1,022.31	611.57	1,022.31
	Equity Shares (Face Value of Rs. 5 each)			
13	Reserve excluding Revaluation Reserve as per Balance Sheet			
	of previous accounting year	-	-	19,503.23
14	Earning per Share of face value of Rs 5 each (Not Annualised)			
	- Basic	4.10	3.88	11.98
	- Diluted	3.88	3.79	11.23
15	Aggregate of Non-promoter Shareholding			
	Number of shares	**679,803,930**	706,553,767	679,803,930
	Percentage of shareholding	**33.25%**	57.77%	33.25%

Segment Analysis

Rs. In Crore

		Particulars	Three months ended	Three months ended	Previous year ended
			30-Jun-07	30-Jun-06	31-Mar-07
			Unaudited	Unaudited	Audited
16		**Segment revenue**			
		a) Wireless	2,614.64	2,064.10	9,211.45
		b) Global	988.85	512.21	3,616.12
		c) Broadband	251.52	142.03	756.42
		d) Investments			-
		d) Others / Unallocated	0.75	13.82	36.65
		Total	3,855.76	2,732.16	13,620.64
		Less: Inter segment Revenue	626.07	-	1,858.73
17		**Net after Inter segment Revenue**	3,229.69	2,732.16	11,761.91
18		**Segment results**			
		Profit / (Loss) before tax and interest from each segment			
		a) Wireless	641.87	420.64	1,890.41
		b) Global	237.53	200.80	807.37
		c) Broadband	32.22	4.26	152.36
		d) Investments			
		e) Others / Unallocated	(23.74)	(39.20)	(173.01)
		Total	887.88	586.50	2,677.13
		Less : Finance Charges (Net)	10.95	79.48	232.38
		Less : Other Unallocable expenditure net of un-allocable income	-	15.00	23.90
19		**Profit Before Tax**	876.93	492.02	2,420.85
20		**Capital Employed**			
		(Segment Assets - Segment Liabilities)			
		a) Wireless	9,570.81	14,323.96	11,977.05
		b) Global	2,812.96	3,191.01	2,581.31
		c) Broadband	2,151.81	1,673.89	1,941.79
		d) Others / unallocated	23,982.42	10,694.49	18,613.23
		Total	38,518.00	29,883.35	35,093.38

NOTES

1 To enable relevant comparison, the corresponding quarter of the previous year has been selected as the 2nd quarter of the previous year comprising the period from April to June 2006. For the same reason, the accounts for the quarter have been recast to reflect the Scheme of Arrangement including, in particular, the merger of Reliance Infocomm Limited with the Company, which became effective after 30th June, 2006.

2 The figures of the previous period have been reworked, regrouped, rearranged and reclassified, wherever required.

3 i The Scheme of Arrangement (Scheme) for demerger of the passive infrastructure of the Company and Reliance Telecom Limited (RTL), a wholly owned subsidiary of the Company to Reliance Telecom Infrastructure Limited (RTIL), another subsidiary of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide Order dated 16th March, 2007 became effective from 10th April, 2007. In accordance with the approval accorded in the Scheme, the Company has written-off passive infrastructure having book value of Rs 3,165.56 crore through Profit & Loss Account and an equivalent amount has been drawn from General Reserve No. 1. Accordingly there is no impact of this in the profit for the quarter under report.

ii The Scheme of Amalgamation (Scheme) w.e.f 1st April, 2006 for merger of Synergy Enterprises Solutions Private Limited (SESPL), with Reliance Communications Infrastructure Limited (RCIL) wholly owned subsidiaries of the Company, was approved by the Hon'ble High Court of Judicature at Bombay vide order dated 11th June, 2007 and will become effective on filing of the Certified Order with the Registrar of Companies.

iii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliance Infoinvestments Limited (RIIL), with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 20th June, 2007 became effective from 23rd July, 2007.

iv The Hon'ble High Court of Judicature at Bombay vide order dated 12th June, 2007 has approved w.e.f. 1st April, 2006 the Scheme of Amalgamation (Scheme) for merger of Reliable Internet Service Limited (RISL), with Reliance Telecom Limited (RTL) wholly owned subsidiaries of the Company. The merger will become effective on filing of the Certified Order with the Registrar of Companies.

4 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on 1st April, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 423.53 crore, relating to liabilities for acquisition of fixed assets, has been recognized in the profit for the quarter;

ii Loss of Rs.219.33 crore arising on marking to market of Derivative Instruments is recognized in the Profit & Loss Account for the quarter; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia to market price of the Company's equity share exceeding/ nearing the conversion price, stipulated in the offer document, and consequently foreign exchange gain of Rs. 414.75 crore is not recognised in the Profit & Loss Account for the quarter.If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit for the quarter would have been higher by Rs. 414.75 crore .

If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit for the quarter would have been higher by Rs. 210.55 crore.

5 The amount of income to be recognized in the profit and loss account and to be deferred and carried forward to subsequent periods has been recomputed during the current quarter based on revision in management estimates of continuity of subscribers of life time and fixed validity period schemes. On this basis an amount of Rs. 58.72 crore (Previous Period Rs. 197.30 crore) is carried forward as deferred income.

6 No complaint from investors was pending at the beginning of the quarter. During the quarter 38 complaints were received and all the complaints were resolved. No complaint was pending as on 30th June, 2007.

7 The Company is operating Wireless, Broadband, Global, Investments and Others segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

8 After review by the Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 31st July, 2007 and the same are subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st July, 2007.

Reliance Communications Limited
Reliance Anil Dhirubhai Ambani Group
website: www.reliancecommunications.co.in, www.rcom.co.in
Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Consolidated Financial Results for the Quarter ended 30th June, 2007

(Rs. in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended	Three months ended	% Growth	Period ended (Fifteen months)
		30-Jun-07	30-Jun-06		31-Mar-07
		Unaudited	Unaudited		Audited
					See Note - 1
1	Net Income	4,303.70	3,250.12	32%	17,440.25
	a) Income from Operations	4,247.88	3,198.81		17,190.37
	b) Other Income	55.82	51.31		249.88
2	Total Expenditure	2,489.45	2,060.14		10,713.74
	a) Access Charges and Licence Fee	968.69	928.56		4,774.31
	b) Network Expenses	433.74	381.60		2,033.42
	c) Staff Cost	246.41	215.67		1,128.80
	d) Selling and Distribution Expenses	639.87	299.37		1,844.42
	e) General and Administration Expenses	200.74	234.94		932.79
3	Operating Profit before Finance Charges, Depreciation, Amortisations and Exceptional items	1,814.25	1,189.98		6,726.51
4	Finance Charges (Net)	(127.41)	83.56		98.38
5	Operating Profit before Depreciation, Amortisation and Exceptional Items	1,941.66	1,106.42	75%	6,628.13
6	Depreciation and Amortisation	619.15	551.43		2,919.28
7	Operating Profit before Exceptional Items	1,322.51	554.99		3,708.85
8	Exceptional Items	(1.47)	15.00		109.32
9	Profit before Tax	1,323.98	539.99	145%	3,599.53
10	Provision for Taxation (including Fring Benefit Tax and Deferred Tax)	103.14	27.17		73.10
11	Profit after Tax	1,220.84	512.82	138%	3,526.43
12	Paid-up Share Capital	1,022.31	611.57		1,022.31
	Equity Shares (Face Value of Rs. 5 each)				
13	Reserve excluding Revaluation Reserve as per Balance Sheet	N.A	N.A		21,908.34
	of previous accounting year				
14	Earning per Share (of face value of Rs. 5 each)				
	- Basic	5.97	4.19		17.56
	- Diluted	5.66	4.19		16.71
15	Aggregate of Non-promoter Shareholding				
	Number of shares	679,803,930	708,553,767		679,803,930
	Percentage of shareholding	33.25%	57.77%		33.25%

Segment Analysis

Rs. in Crore

		Three months ended	Three months ended		Period ended (Fifteen months)
		30-Jun-07	30-Jun-06		31-Mar-07
		Unaudited	Unaudited		Audited
16	Segment Revenue				
	a) Wireless	3,372.97	2,431.96		12,818.43
	b) Global	1,303.32	1,234.04		7,050.79
	c) Broadband	383.29	227.07		1,312.98
	d) Investments	38.04	35.53		130.18
	d) Others / Unallocated	60.99	67.52		418.57
	Total	5,158.61	3,996.12		21,730.95
	Less: Inter-segment Revenue	(854.91)	(746.00)		(4,290.70)
17	**Net after Inter-segment Revenue**	4,303.70	3,250.12		17,440.25
18	**Segment results**				
	Profit / (Loss) before tax and interest from each segment				
	a) Wireless	928.42	484.62		2,737.21
	b) Global	189.81	124.14		861.61
	c) Broadband	127.18	49.49		349.90
	d) Investments	38.04	35.53		111.13
	e) Others / Unallocated	(88.35)	(55.23)		(252.62)
	Total	1,195.10	638.55		3,807.23
	Less : Finance Charges (Net)	(127.41)	83.56		98.38
	Less : Other Unallocable expenditure net of un-allocable income	(1.47)	15.00		109.32
19	**Profit Before Tax**	1,323.98	539.99		3,599.53
20	**Capital Employed**				
	(Segment Assets - Segment Liabilities)				
	a) Wireless	16,936.17	15,687.29		18,646.17
	b) Global	5,973.41	6,495.61		5,684.65
	c) Broadband	3,127.63	2,876.69		3,029.83
	d) Investments	15,474.16	11,090.84		14,494.71
	e) Others / unallocated	1,843.95	2,906.65		2,117.31
	Total	43,355.32	39,057.08		43,972.67

NOTES

1 To enable relevant comparison, the corresponding quarter of the previous year has been selected as the 2nd quarter of the previous year comprising the period from April to June 2006. For the same reason, the accounts for the quarter have been recast to reflect the Scheme of Arrangement including, in particular, the merger of Reliance Infocomm Limited with the Company, which became effective after 30th June, 2006.

2 The figures of the previous period have been reworked, regrouped, rearranged and reclassified, wherever required.

3 i The Scheme of Arrangement (Scheme) for demerger of the passive infrastructure of the Company and Reliance Telecom Limited (RTL), a wholly owned subsidiary of the Company to Reliance Telecom Infrastructure Limited (RTIL), another subsidiary of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide Order dated 16th March, 2007 became effective from 10th April, 2007. In accordance with the approval accorded in the Scheme, the Company has written-off passive infrastructure having book value of Rs 3,165.56 crore through Profit & Loss Account and an equivalent amount has been drawn from General Reserve No. I. Accordingly there is no impact of this in the profit for the quarter under report.

Pending revaluation of remaining assets after demerger of passive infrastructure, fixed assets transferred from RTL has been considered as expenditure to the extent not written off and adjusted against Reserve for Business Reconstruction.

ii The Scheme of Amalgamation (Scheme) w.e.f 1st April, 2006 for merger of Synergy Enterprises Solutions Private Limited (SESPL), with Reliance Communications Infrastructure Limited (RCIL) wholly owned subsidiaries of the Company, was approved by the Hon'ble High Court of Judicature at Bombay vide order dated 11th June, 2007 and will become effective on filing of the Certified Order with the Registrar of Companies.

iii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliance Infoinvestments Limited (RIIL), with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 20th June, 2007 became effective from 23rd July, 2007.

iv The Hon'ble High Court of Judicature at Bombay vide order dated 12th June, 2007 has approved w.e.f. 1st April, 2006 the Scheme of Amalgamation (Scheme) for merger of Reliable Internet Service Limited (RISL), with Reliance Telecom Limited (RTL) wholly owned subsidiaries of the Company. The merger will become effective on filing of the Certified Order with the Registrar of Companies.

4 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on 1st April, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 423.53 crore, relating to liabilities for acquisition of fixed assets, has been recognized in the Profit for the quarter;

ii Loss of Rs. 219.33 crore arising on marking to market of Derivative Instruments is recognized in the Profit & Loss Account for the quarter; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia to market price of the Company's equity share exceeding/ nearing the conversion price, stipulated in the offer document, and consequently foreign exchange gain of Rs. 414.75 crore is not recognised in the Profit & Loss Account for the quarter.If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit for the quarter would have been higher by Rs. 414.75 crore .

If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit for the quarter would have been higher by Rs. 210.55 crore .

5 The amount of Income to be recognized in the profit and loss account and to be deferred and carried forward to subsequent periods has been recomputed during the current quarter based on revision in management estimates of continuity of subscribers of life time and fixed validity period schemes. On this basis an amount of Rs. 58.72 crore (Previous Period Rs. 197.30 crore) is carried forward as deferred income.

6 No complaint from Investors was pending at the beginning of the quarter. During the quarter 38 complaints were received and all the complaints were resolved. No complaint was pending as on 30th June, 2007.

7 The Company is operating Wireless, Broadband, Global, Investments and Others segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

8 After review by the Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 31st July, 2007.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st July, 2007.

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

July 31, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We are enclosing herewith the Media Release dated 31st July, 2007, being issued by the Company, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2007

NET PROFIT INCREASES BY 138% T0 RS. 1,221 CRORE (US$ 301 MILLION)

REVENUES AT RS. 4,304 CRORE (US$ 1,061 MILLION) - UP 32%

EBITDA MARGIN EXPANDS FROM 37% TO 42% - RCOM HAS THE HIGHEST OPERATING MARGINS OF ANY TELECOM COMPANY IN INDIA

OUR EBITDA MARGIN, BASED ON NET REVENUES, OF OVER 54% PUTS US IN THE TOP 10 OF GLOBAL TELECOM COMPANIES

RETURN ON NET WORTH EXPANDS TO 36%

NET WORTH EXPANDS TO RS. 21,516 CRORE (US$ 5,302 MILLION) AND NET DEBT-EQUITY RATIO MAINTAINED AT 0.11:1

ALREADY MADE CAPITAL EXPENDITURE COMMITMENTS OF RS. 10,000 CRORE (US$ 2.4 BILLION) FOR THE CURRENT YEAR

Mumbai, July 31, 2007: Reliance Communications Limited (RCOM) today announced its audited consolidated financial results for the quarter ended June 30, 2007.

Highlights of the financial performance in this period are:

- **Net Profit of Rs. 1,221 crore** (US$ 301 million), **higher by 138%** compared to Net Profit of Rs. 513 crore (US$ 112 million).
- **EBITDA at Rs. 1,814 crore** (US$ 447 million), **growth of 52%. EBITDA margin expands to 42% from 37%**, with continued expansion in profitability across all businesses – Personal, Global and Broadband.
- **Revenue growth of 32% at Rs. 4,304 crore** (US$ 1,061 million) from Rs. 3,250 crore (US$ 709 million).
- **Return on Net Worth increases to 36%** on the back of improved resource utilization.
- **Shareholders Equity (Net Worth) increases to Rs. 21,516 crore** (US$ 5,302 million) from Rs. 12,226 crore (US$ 2,665 million) – among the top three companies in India.
- **Conservative capital structure - Net Debt to Equity Ratio down to 0.11:1,** from 0.20:1 in the corresponding quarter last year.

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"In the quarter under review, we have lined up many significant financial achievements. Our operating margin of 42% is now the highest of any telecom company in India. We have delivered the strongest profit growth of any telecom company in the country. Our EBITDA margin on a net revenue basis is 54%, which places us in the group of top 10 telecom companies globally. The return on the net worth has expanded to 36% this quarter with the increased utilization of resource base.

We are accelerating our wireless subscriber additions. The last month saw us adding 1.45 million subscribers, our highest ever net addition in any month. During the quarter, we added 3.87 million subscribers representing a market share of net additions of almost 20%. In the licensed areas where we operate both CDMA and GSM services, our market share of net additions was 32%.

We have also made substantial operational progress. We have embarked upon the world's largest telecom network roll out this year. Its completion by the end of the fiscal year will see the coverage of our wireless network expand to 23,000 towns and 600,000 villages with almost complete coverage of the country's rail and road networks. We have already committed 95% of this year's capex guidance of Rs. 10,000 crore (US$ 2.5 billion) to accelerate this roll out.

Our "Classic" handsets are already the #2 brand in the country. We have sold 5 million handsets in a short timeframe and our market share exceeds that of the next four players put together.

Going forward, we expect our extensive national coverage and unmatched bundled offerings to drive market share expansion."

- **<u>BUSINESS REVIEW</u>**

- **WIRELESS**

Reliance Communications added almost 4 million wireless customers during the quarter, compared to just over 2 million in the corresponding quarter last year.

At the close of the quarter, RCOM had about 32 million wireless customers. The company accelerated its market share of net wireless customer additions to nearly 20% in Q1 FY08. During the quarter, RCOM was the only company across the Indian wireless space to report stable per subscriber revenues (ARPUs) at Rs. 375 per month on the back of higher realizations per minute.

Wireless business revenues increased by 39% to Rs. 3,373 crore (US$ 831 million) from Rs. 2,432 crore (US$ 530 million). EBITDA grew by 53% to Rs. 1,339 crore (US$ 330 million) from Rs. 875 crore (US$ 190 million). Margins expanded to 40% from 36%.

- **GLOBAL**

FLAG Telecom continued its momentum of major new contract wins while expanding presence into new countries and making strong progress on the deployment of its "Next Generation Network" project.

Overall long distance volumes increased by over 40% compared to the corresponding quarter last year to cross 700 crore (7 billion) minutes. Volumes in the international retail calling card showed creditable improvement despite increased competition.

EBITDA of Global business increased by 14% during the quarter ended June 30, 2007 to Rs.324 crore (US$ 80 million). EBITDA margins increased to 25% from 23%.

- **BROADBAND**

The number of access lines increased to 705,000 at the end of the quarter, more than doubling from 322,000 in the corresponding quarter last year. Leveraging its network of 20,000 kms of metro fibre optic cables, RCOM expanded its wireline connectivity to almost 600,000 buildings from 180,000 buildings in the corresponding quarter last year.

Major new orders booked by the business during the quarter, both in terms of numbers and value, more than doubled over the corresponding quarter last year and by 30% over the preceding quarter. Reliance Communications has a market share of over 50% of new business acquisitions in the enterprise connectivity space.

The Broadband business achieved revenue growth of 69% to Rs. 383 crore (US$ 94 million), and EBITDA more than doubled to Rs. 184 crore (US$ 45 million). EBITDA margin was at 48% in the quarter ended June 30, 2007, from 39% in the corresponding quarter in the previous year.

CORPORATE DEVELOPMENTS

- **Value unlocked from RTIL, RCOM's communications towers subsidiary**

RCOM announced the sale of 5% of the equity share capital of its fully-owned tower company, Reliance Telecommunications Infrastructure Limited (RTIL). The stake in RTIL was acquired by a group of institutional investors across US, Europe and Asia for about Rs. 1,400 crore (US$ 337.5 million), thereby attributing an equity value of about Rs. 27,000 crore (US$ 6.75 billon) to RTIL. This translates into Rs. 135 for each equity share of RCOM or more than 25% of the current price of the RCOM stock, unlocking substantial value for the company's shareholders. Operating as an independent wireless telecommunications infrastructure company, RTIL will lease its assets to telecom operators in India and co-locate multiple tenants on its towers. RTIL owned and operated nearly 14,000 towers on the date of its formation on 10 April, 2007 and has a significant build-out plan of 23,000 towers in FY08. Going forward, RCOM proposes to pursue further opportunities for unlocking of value through RTIL's IPO and/or strategic sale at an appropriate time.

- **Acquisition of Yipes**

RCOM signed a definitive agreement to acquire US based Yipes Holdings, Inc. ("Yipes"), the leading provider of managed Ethernet services, in an all-cash deal valued at Rs. 1,200 crore (US$ 300 million). Yipes currently has nearly 1,000 enterprise customers, across four industry verticals - financial, legal, government and healthcare - which account for 50% of the Ethernet market.

Yipes owns over 22,000 route kilometres of fibre across 14 US metros, which represent 40% of the total US data communications market. Yipes also has a presence in London, Hong Kong and Tokyo.

Managed Ethernet and application delivery services is the fastest growth segment of the global enterprise data communication market, forecasted to triple in size to more than $ 25 billion worldwide by 2010. The acquisition of Yipes drives forward RCOM's strategy to offer the most sophisticated, cutting edge data communication products and services. RCOM will now focus on rapidly doubling Yipes' coverage in the US and globalizing Yipes' service offerings by leveraging RCOM's customer relationships and worldwide network reach.

- **Deployment of the world's largest network expansion**

RCOM has commenced the roll-out of the world's largest and fastest network expansion program. Upon completion, the company will operate the single largest network in the world covering more than 900 million people in India across 23,000 towns, 600,000 villages, and almost 100 percent of all rail routes, national and state highways in the country,

RCOM has already awarded IP-based next generation CDMA/GSM network deployment, upgradation and integration contracts to leading international vendors.

- **Launch of "Classic" handsets**

During the quarter, RCOM introduced a range of mobile handsets under its proprietary brand "Classic". These phones, straddling a wide range from monochrome to color and FM radio phones, were very well received in the Indian market. The feature-rich "Classic" handsets have provided mobile subscribers in India significant value at each price point compared to any other offering in India and across the world. The company is confident of extending the benefits of mobility to an entirely new segment of population in metros, small cities as well as India's rural hinterland. In a short span of time, Classic has emerged as the second largest selling and fastest growing handset brand in the market, with a market share that far exceeds that of the next few players in the market.

Going forward, RCOM will continue to closely align with its technology partner QUALCOMM to address the requirements of Indian customers through the introduction of even more affordable and feature-rich handsets, wireless Internet data cards, a host of data applications, and mobile broadband technologies.

- **Other initiatives to improve communications affordability**

During the quarter, RCOM introduced new post-paid and prepaid plans that allow its wireless customers to remain connected while roaming across its nationwide network at very affordable rates. Roaming rates have been slashed by as much as 70% on some plans, bringing nationwide connectivity at price points that are unmatched across the industry.

RCOM has also launched "Passport Outroamer' calling cards that provide Indians travelling overseas the ability to make international calls at prices that are up to 90% lower than international roaming rates.

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About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 170,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company with a customer base of over 35 million including over one million individual overseas retail customers' ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

RCOM has established a pan-Indian, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 10,000 towns and 300,000 villages. Reliance Communications owns and operates the World's largest next generation IP enabled connectivity infrastructure, comprising over 150,000 kilometres of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Financial Results summary

(Rs. Crore)

(Rs. Crore)	3 months ended 30/6/07	3 months ended 30/6/06	Increase / (Decrease)
Turnover			
Wireless	3,373	2,432	39%
Global	1,303	1,234	6%
Broadband	383	227	69%
Diversified	99	103	
Total (post eliminations)	4,304	3,250	32%
EBITDA			
Wireless	1,339	875	53%
Global	324	284	14%
Broadband	184	88	108%
Diversified	(28)	7	
Total (post eliminations)	1,814	1,190	52%
EBITDA margin	*42.1%*	*36.6%*	
Depreciation	619	551	12%
Finance (net)	(127)	84	
Extraordinary items	(2)	15	
PBT	1,324	540	145%
Tax	103	27	
PAT	1,221	513	138%

END